April 6, 2007
Via FedEx: 7902.1876.4634
Via EDGAR
Securities and Exchange Commission
One Solution Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:	Chris White
Craig Wilson

		Re:	Network Appliance, Inc.

Review of Form 10-K for the fiscal year ended April 30, 2005, Form 10-K for the fiscal year ended April 30, 2006, and Form 10-Q for the Quarterly Period Ended July 28, 2006, Form 10-Q for the Quarterly Period Ended October 27, 2006

File No. 000-27130
Ladies and Gentlemen:
     Network Appliance (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated February 7, 2007 relating to the Company’s Form 10-K for the fiscal year ended April 30, 2005, Form 10-K for the fiscal year ended April 30, 2006, and Form 10-Q for the quarterly period ended July 28, 2006 and Form 10-Q for the quarterly period ended October 27, 2006.

     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
     Form 10-K for the Fiscal Year Ended April 30, 2005
     Critical Accounting Estimates and Policies, page 36
1.	Your response to prior comment number 1 indicates that you will consider further discussion of estimates and/or judgments that you apply when determining whether you have established VSOE of fair value for the undelivered elements in your arrangements. We note that you have not included any additional disclosure about such estimates and/or judgments in your Form 10-Q for the quarterly period ended October 27, 2006 (which was filed on December 6, 2006). However, your response to comment number 2 from your letter dated August 31, 2006 stated that you apply material estimates and/or judgments in determining whether VSOE can be established for the undelivered elements in your arrangements. Based on your response to comment number 2 from your letter dated December 21, 2006, it appears that material estimates and judgments are involved in your analysis of the concentration of pricing of separate sales in determining whether VSOE of fair value of your undelivered elements exists. Please confirm that you will discuss in future filings what appear to be these material estimates and judgments and the assumptions you apply when determining that you have established VSOE of fair value for the undelivered elements in your arrangements.
The Company advises the Staff that we have revised our Significant Accounting Policies and Use of Estimates in our Form 10-Q as follows:
If the arrangement contains both software-related and non-software-related elements, we allocate revenue to the non-software elements based on objective and reliable evidence of fair value in accordance with Emerging Issues Task Force (“EITF”) 00-21, Revenue Arrangements with Multiple Deliverables. Non-software elements are items for which the functionality of the software is not essential to its performance; the non-software-related elements in our arrangements may consist of storage optimization reviews (which are sold only within a bundled service offering that also contains software-related services), technical consulting, and/or installation services. For undelivered software-related elements, we apply the provisions of SOP No. 97-2 and determine fair value of these undelivered software-related elements based on vendor-specific objective evidence which for us consists of the prices charged when these services are sold separately. To determine the fair value of our undelivered elements, we analyze both the selling prices when the elements are sold separately as well as the concentrations of those prices. We believe these concentrations have been sufficient to enable us to establish VSOE or objective and reliable evidence of fair value for the undelivered elements. If VSOE or objective and reliable evidence cannot be obtained to establish fair value of the undelivered elements, revenue from the entire arrangement would be deferred and recognized once these elements are delivered or fair value is established.
     Note 2. Significant Accounting Policies
     Revenue Recognition and Allowances, page 65
2.	We note your response to prior comment number 2 with respect to your policy for establishing fair value of the undelivered elements in your arrangements and are in the process of reviewing your response. We further note the information being analyzed in your response relates to your population of separate sales (i.e. renewals) in fiscal year 2005 as originally provided in your May 31, 2006 letter. Please update the analysis provided in the Appendix to your May 31, 2006 letter for your separate sales in fiscal year 2006. That is, please provide the fiscal year 2006 information demonstrating that you have established VSOE of the fair value of the software PCS and bundled premium hardware maintenance/PCS elements and objective and reliable evidence of the fair value of the bundled storage reviews/premium hardware maintenance/PCS for both your top enterprise accounts and your non-top enterprise accounts.

See attached appendix 1.

3.	Your response to prior comment number 3 states that “the storage review services represent an element of the combined unit of accounting that is not insignificant based on the estimated relative fair value of approximately 20% of the fair value of the undelivered bundled arrangement.” We further note your reference to the interpretive guidance of the Miller Revenue Recognition guidance cited in your August 31, 2006 letter. Please clarify how you have considered other interpretive guidance when determining that the guidance in the Miller Revenue Recognition guide is the appropriate interpretive guidance to apply to your arrangements based on your facts and circumstances. In addition tell us how the application of other interpretive guidance would impact the allocation and recognition of the elements in this bundled unit of accounting. Tell us how you considered an interpretation that suggests revenue recognition of the combined unit of accounting based on the revenue recognition guidance otherwise applicable to the predominant deliverable in the unit of accounting. Please clarify how the application of this interpretation would impact the allocation and recognition of the elements in your bundled unit of accounting.

The Company advises the Staff that it considered other interpretive guidance as well as the Miller Revenue Recognition Guide (the Miller Guide) in determining the appropriate accounting for multiple element arrangements when Software PCS, premium hardware maintenance and storage review services are sold as a combined bundle. As discussed in our previous response, we have concluded that the Software PCS, premium hardware maintenance and storage review services represent a combined unit of accounting. Based on our review, we considered the following two questions:

First, should the storage reviews be considered insignificant and excluded from the consideration of the accounting for the undelivered elements? Ernst & Young’s publication entitled, “Revenue Arrangements with Multiple Deliverables – EITF Issue No. 00-21” (EY’s guidance) indicated that, if the deliverable were assessed as “so insignificant”, it would not be considered as a deliverable for applying the provisions of EITF 00-21 and that no revenue should be allocated to that deliverable.[1] However, KPMG’s publication entitled “Accounting for Revenue Arrangements with Multiple Deliverables – An Analysis of EITF Issue 00-21” indicated that minor deliverables could not be excluded from the provisions of EITF 00-21.[2] The Miller Revenue Recognition Guide does not explicitly address this issue.

Because the storage review services represent 20% of the fair value of the combined bundle, we concluded these services could not be considered “so insignificant” and believe they must be considered as a deliverable in applying the provisions of EITF 00-21. As can be seen in the data provided in Appendix I, there are little differences between the weighted average discounts from our list prices when storage reviews are included or excluded from a bundled element at time of renewal; these differences were only 4.0% and 2.6% for non-TEA [Top Enterprise Account] and TEA customers, respectively, in FY 05 and 2.6% and 4.1% in FY 06, respectively. The similarity in discounting when storage reviews are included or excluded in the renewal bundle indicates that the customer thoroughly considers the decision to purchase a bundle that contains storage review services; they do not consider such services as a “free” or insignificant service. Accordingly, we do not believe it is appropriate to consider the storage

[1]	8-1 Question: Are there instances in which a deliverable is identified, but should not be evaluated under Issue 00-21? Response: Generally, all deliverables within an arrangement should be evaluated to determine if they should be accounted for as separate units of accounting. However, there may be situations in which an item included in an arrangement is, at the inception of the arrangement, assessed as so insignificant to the overall arrangement that consideration of it as a separate deliverable is not warranted from a cost/benefit perspective. In such situations, no revenue is allocated to the insignificant deliverable and its status as a delivered or undelivered item does not effect the determination of whether other deliverables included in the arrangement should be considered separate units of accounting. In essence, such an item is not considered a deliverable when applying the provisions of Issue 00-21.

[2]	Question 9.2 — Can minor deliverables be excluded from the guidance in EITF 00-21? Answer 9.2 – No. The consensus should be applied to all deliverables in the arrangement......

review services as so insignificant that it may be ignored as a deliverable under our analysis of EITF 00-21.

Secondly, we considered whether the revenue recognition for the combined unit of accounting should be based on the accounting for the “predominant deliverable.” Question 10-1 of EY’s guidance contained the only reference to the concept of a predominant deliverable:
Question: How should revenue be recognized when deliverables included in an arrangement are accounted for as one unit of accounting?

Response: Determining the appropriate revenue recognition model to follow when multiple deliverables do not meet the separation criteria pursuant to Issue 00-21, and therefore should be treated as a combined unit of accounting, requires the use of professional judgment and is dependent on the relevant facts and circumstances....The presumption that the final deliverable revenue recognition model should be applied may be overcome based on the facts and circumstances of the arrangement. For example, it may be inappropriate to apply a revenue recognition model based on the final deliverable included in the arrangement when one deliverable included in the arrangement clearly comprises the majority of the value of the overall combined unit of accounting (that is, it is the predominant deliverable included in the arrangement). In such cases, it may be appropriate to recognize revenue for the combined unit of accounting based on the revenue recognition guidance otherwise applicable to the predominant deliverable. [emphasis added]
We concluded that the EY guidance was not applicable in our situation because the context in which the EY guidance proposes the use of the predominant deliverable method is as an alternative to the final deliverable recognition model; that is, in situations where all revenue would otherwise be deferred in total until the final deliverable occurred. The Miller Guide also suggests the final deliverable model is the appropriate recognition model for a combined unit of accounting when elements did not qualify for separation because of a lack of objective and reliable evidence of fair value. Furthermore, the Miller Guide does not specify the predominant deliverable model as an alternative (see page 4.52). In the Company’s case, all of the deliverables in its combined unit of accounting – software PCS, premium hardware maintenance and storage review services, are delivered over contemporaneous periods and all three elements should be recognized using a straight-line method over the same period. Unlike the EY guidance, the Miller Guide specifically addresses the appropriate accounting model when SOP 97-2 elements are combined with non-SOP 97-2 elements in one unit of accounting. Since our arrangements include non-SOP 97-2 elements as well as SOP 97-2 elements we concluded that the guidance in the Miller Guide that specifically addresses these types of arrangements is the most relevant guidance to our arrangements.

Based on our conclusions, we did not consider an interpretation that would have excluded storage review services from the determination of the appropriate revenue recognition model for this combined unit of accounting. Such an interpretation may require the application of SOP 97-2 to this bundled unit of accounting. Had we reached the conclusion that 97-2 should be applied to this bundled unit of accounting, the following additional procedures would be required:
•	Because 97-2 requires VSOE for all undelivered elements, we would have evaluated whether our current data was sufficiently concentrated to conclude whether or not we had VSOE for the combined undelivered element which included storage reviews for any of our reporting periods.

•	If we did not have VSOE for this combined undelivered element for certain reporting periods, we would have performed further analysis of our separate sales information to determine whether there were subgroups of customers within each of the two categories previously identified (TEA and other) that had sufficient concentrations to conclude that we had VSOE for some or all of these subgroups.

•	In the event that there were categories for which we concluded that VSOE was required and had not been established, then, in accordance with SOP 97-2, hardware and software revenue for each of the arrangements within those subgroups would be initially deferred and recognized ratably over the service period; in addition, certain direct incremental costs related to these arrangements may qualify to be capitalized and amortized over the service period.

•	In order to identify how much revenue should be deferred and costs capitalized, an invoice-by-invoice analysis would be required to identify those systems sales which included storage review services as part of the arrangement.
This represents a significant and time consuming exercise which we have not performed and therefore are unable to quantify the impact of this interpretation; however we make the following observations:
•	As noted in our May 31, 2006 letter to the Staff, approximately 25% of our FY 2005 system sales included storage system reviews; as a result, if it were determined that VSOE were required and not been established for all of our arrangements which contained storage system reviews, the impact would be a substantial reduction in reported product revenues for FY 05, which would be amortized into product revenues in future years.

•	As can be seen from the data at Appendix I, the pricing obtained for bundled elements which included storage system reviews became more concentrated in FY 06. In addition, the pricing also fell within the VSOE ranges previously discussed with the Staff (i.e., 76% of non-TEA and 79% of TEA pricing was within 15% above or below the midpoint of the range). Therefore, a similar adjustment would not be required for some or all of FY 06, resulting in a lack of comparability of revenue information between periods.

•	The fair value discount rates for bundled elements which included storage system reviews for FY 05 were not significantly different than the rates for FY 06, which had “VSOE” concentrations. The weighted average pricing obtained in FY 06 for TEA customers was lower than in FY 05, and the pricing for non-TEA customers slightly higher between the two periods. In other words, the estimated fair value of these services, which we compute based on weighted average discounts, did not significantly change when VSOE-level concentrations were obtained in FY 06.
4.	We note your response to prior comment 4 with respect to your analysis supporting your conclusion that the storage review services are not software-related. Please further clarify why you believe that the storage review services are not software-related services as contemplated by paragraph 9 of SOP 97-2. In this respect, your response states that you “utilize a separate, NetAPP-proprietary, software program to assist in performing the monitoring and data collection activities which are part of [y]our storage review services.” While the software program is not sold, you indicate that you install elements of the software on your customer’s hardware for a term of use which appears to be indicative of a software lease within the scope of SOP 97-2, paragraph 2. Absent persuasive evidence to the contrary we believe the storage review services are within the scope of SOP 97-2. In this regard tell us why the storage optimization review has or has not met each of the more-than-incidental software indicators in footnote 2 to paragraph 2 of SOP 97-2. Please also address the following in your response regarding the storage review services:
•	Explain how the software delivered to assist in the monitoring and data collection activities interfaces and interacts with your proprietary storage and data management software sold to customers in your sales arrangements.

•	Provide a representative example of the marketing effort describing this service when sold in bundled arrangements

•	Describe the software data or information you provide to customers acquiring the services.

•	Describe the nature of any customer provided performances specifications and how they related to software features both of the storage review service and the customer’s software

•	Tell us if you customers consider the software interactive features of the service’s software program in selecting the storage optimization review services.

•	Tell us if upgrades or enhancements to the software are offered with the storage review services arrangements.
The Company advises the Staff that our storage review services consist of a periodic review of the customer’s installed equipment which identifies potential problems and trends; proactively highlights capacity planning issues; and suggests opportunities to improve availability, performance, operating efficiency, and stability.

In order to perform a storage review, information must first be obtained about a customer’s specific installation, including current software versions and protocols being used, available capacity for each individual storage device attached to the server, and settings selected by the customer. Once this information has been obtained, it is analyzed by a trained field technician, who develops recommendations to the customer to optimize their use of their equipment.

The information required to perform the storage review services is collected by a program that is embedded within the operating system software included on all of our proprietary servers. The data collected is present on the client’s hardware and our clients can access this data whether or not the customer purchases our storage review services. This data can be accessed by our customers and they can analyze the data or hire other vendors to analyze the data.

The program embedded in our operating system that collects operating performance data can also be enabled to transmit this information back to Network Appliance. We estimate that this capability, called “AutoSupport” is enabled on about 70% of the systems installed, and the data transmittals to NetApp occur whether the customer purchases storage review services or not. The information is stored in a database warehouse and is used by our engineering department for the early identification of hardware and software issues that might require software patches or changes in future hardware designs. This information was being consolidated and tracked by model number.

We do make all of our customers aware of this data transmission feature, not for marketing purposes, but because some customers are unwilling to have their operating performance data transmitted outside their network firewall, in which case this feature is turned off. In these situations the data is still accessible to our customers but not transmitted to Network Appliance.

The information gathering process could be obtained by a site visit by our technicians to run certain diagnostic software. In fact, several large customers perform similar reviews themselves, using third-party software sold by companies such as Symantec and Hewlett Packard to obtain similar operating performance data. In our case, because we were already receiving operating information from our customers’ installations we decided that, for storage review customers, it would be more cost-effective to incur the costs to collect and store this information on a customer-specific basis rather than to send technicians on-site to perform data collection.

The customer-specific data we retain for our storage review customers is accessed using a data-mining software program developed by the Company and operated only on the Company’s servers. This software product is never delivered to our customers. Furthermore, our customers do not have the ability to access and use this software program. This data is accessed and analyzed by our technicians on a periodic basis in order to develop recommendations to our customers to optimize the use of their systems.

As can be seen from the above description of our storage review services, there are two software programs that are used for the performance of the storage review services; (1) our operating system that is licensed to our customers that collects and transmits data to us regardless of whether the customer has purchased the storage review services and (2) our proprietary data mining software that we use to access and analyze the data to develop recommendations for our customers.

From the perspective of our customers the value in the storage review services is derived from our storage of their performance data separately from the data of our other customers and from our assessment of this data and making recommendations to improve utilization based on the technician’s knowledge of our systems. There is no value to our customers in the mere collection of raw data. Our customers choose Network Appliance to perform these services because of our product knowledge, not because of the way in which the raw data is collected. The actual transmittal of the data from our customers to us occurs irrespective of whether they purchase our storage review services and is of no value to our customers. Additionally, the data can be collected by sending a technician to the client’s premises. As a result, we would be able to perform our storage review services even if the operating system did not transmit the data to us. Therefore, we have concluded that even though our operating system software is considered more than incidental to our hardware products as a whole, it is not required to perform the storage review services.

Elements of our proprietary data mining software, however, may be considered essential to providing the storage review services to our customers, whether the data is gathered on-site or real-time. This software program, however, is not delivered to our customers nor do they have access to such software. In other words, this is not software that is sold, leased or otherwise marketed but rather is internal-use software that is used by us to perform a service for our customers. We believe this is consistent with the guidance in EITF 00-3 “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” which states in part:

The Task Force reached a consensus that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option. Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2.... [paragraph 5]

...if the vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use [paragraph 7]
The marketing for our storage reviews does not focus on the software tools that we utilize to perform these services. For example, our web site describes the two types of reviews we offer:
1) Quarterly storage availability audit. Storage availability audits are an important feature of SupportEdge Premium. This service is especially valuable to those seeking to maintain a robust and secure storage environment. You will gain insight and control to reduce unexpected downtime, proactively address potential issues, and ensure that you are using NetApp best practices. Storage availability audits are comprehensive custom reports that convey the status of your entire Network Appliance™ storage environment.
SupportEdge Premium customers also benefit from an integrated report that contains findings from an on-site physical inspection by a NetApp Professional Services engineer. The report contains the following elements:
•	At a glance (system, component, software, RMA, message, and availability information)

•	Trending analysis

•	Capacity summary (data center and system level)

•	Performance summary (data center and system level)

•	System summary

•	System availability information

•	OS/firmware summary and details
When your storage availability audit is complete, a NetApp representative will schedule a meeting with you to discuss the audit findings, case activity,

recommendations, and future development of your storage infrastructure.
*** AutoSupport must be turned on to assist with the collection of data.
2) Semiannual storage availability audit. Storage availability audits are an important feature of SupportEdge Standard. This service is especially valuable to those seeking to maintain a robust and secure storage environment. You will gain insight and control to reduce unexpected downtime, proactively address potential issues, and ensure that you are using NetApp best practices. Storage availability audits are comprehensive custom reports that convey the status of your entire Network Appliance™ storage environment.
The report contains the following elements:
•	At a glance (system, component, software, RMA, message, and availability information)

•	Trending analysis

•	Capacity summary (data center and system level)

•	Performance summary (data center and system level)

•	System summary

•	System availability information

•	OS/firmware summary and details
When your storage availability audit is complete, a NetApp representative will schedule a meeting with you to discuss the audit findings, case activity, recommendations, and future development of your storage infrastructure.
*** AutoSupport must be turned on to assist with the collection of data.
An indicator of whether software is incidental to a product as a whole in accordance with footnote 2 of Paragraph 2 of SOP 97-2 is “whether the software is a significant focus of the marketing effort or is sold separately.” In these service descriptions, the data transmission feature, AutoSupport, is not a significant focus of the marketing effort of these services, nor is the software elements used in providing storage audit services sold separately. .
5.	If you still conclude that the storage review services are not a software element pursuant to SOP 97-2, please provide a further analysis supporting your conclusion that the software is not essential to the functionality of the storage review services pursuant to EITF 03-5. We note your response to prior comment number 4, whereby you acknowledge that in all cases where storage review services are performed, the customer has purchased your proprietary storage and data management software. Clarify whether the storage review services would have substantive functionality to your customers without the delivered proprietary software.

The Company acknowledges to the Staff that, as noted in our previous responses, in all cases where customers have purchased storage review services they have also purchased our storage systems which we consider to be software-related under EITF 03-5. EITF 03-5 states:
Software-related elements include software products and services such as those listed in paragraph 9 of SOP 97-2 as well as any non-software deliverable(s) for which a software deliverable is essential to its functionality.
Paragraph 9 of SOP 97-2 as referenced in EITF 03-5 states that:
Software arrangements may provide licenses for multiple software deliverables (for example, software products, upgrades/enhancements, PCS, or services), which are termed multiple elements.”
Software related services are further defined in paragraph 63:
Certain arrangements include both software and service elements (other than PCS- related services). The services may include training, installation, or consulting. Consulting services often include implementation support, software design or development, or the customization or modification of the licensed software.
The consulting services described in paragraph 63 are all examples of services that relate to the installation, development, or modification of the software product. These services are all related to activities to get the software in a state that it is usable and/or fully functional in the customer’s environment. We don’t believe paragraph 63 contemplated post-implementation consulting services that may utilize the output of the software product. Our storage review services do not represent implementation support, software design or development, or customization or modification of previously licensed software. They represent analysis of how the operating hardware is currently being used by the customer and recommendations for ways to maximize its use. The storage review services are performed after installation has been completed and the customer is already using the software.

As noted in our response to comment 4 above, this analysis can be done without our proprietary data mining software; in these situations, our customers could use third party software products. We believe such services are post-implementation/ operation stage consulting services (as such term is used in SOP 98-1), and not implementation support.

Unlike the other services contained in these bundles, storage reviews are distinct and separable from the other EITF 03-5 elements of the arrangement. Software PCS is, by definition, a software element. Premium hardware maintenance relates only to the hardware elements of our system; however because those hardware elements require our operating software to function, we have considered arrangements to provide premium hardware maintenance to be covered by SOP 97-2 as well. However, unlike software PCS and premium hardware maintenance, both of which relate to ensuring the customer receives the level of operating performance which they obtained at the time of their initial purchase, storage reviews are designed not to maintain or improve the system itself, but to work with the customer to provide suggestions for ways to better improve the customer’s utilization of the system. Unlike software PCS and hardware maintenance, which can only be provided by Network Appliance, storage reviews can be and are performed by third parties. Also, even though we do not, we may be able to perform similar reviews on hardware sold by other vendors that do not run on our proprietary operating system.

Merely because the storage reviews are performed on systems which require our operating software to function should not lead to a conclusion that the storage reviews are software-related. We believe there are other examples of this type of arrangement where non-software related services are delivered using information obtained from software-related systems:
•	A vendor that sells/licenses an accounting software package could provide customization and installation services related to the software system (a software-related activity) as well as tax returns preparation services. Even though the tax returns would be prepared using financial information produced by the software system, the process of preparing the returns would not be considered a software-related activity, since other third parties could take the same output from the system and prepare the tax returns.

•	A data services firm could be used to customize and install an ERP software system (a software-related activity) and also provide offsite storage back-up services. Even though the information that is being stored is the output of the ERP system, this back-up process would not be considered a software-related activity, since other third parties could take the same data output and provide these services.
In each of these examples, if the services for the ERP installation and the other services (tax return preparation, offsite data storage) were negotiated at the same time, we believe EITF 00-21, not SOP 97-2, would apply to the separation of the other services (tax return preparation, offsite data storage)

from the software and software installation services (SOP 97-2 elements) and that objective and reliable evidence, not VSOE, of fair value, would be required to allocate revenue between the two services. We believe our storage review services are similar to the above examples.
6.	Your response to prior comment numbers 5 and 6 indicates you are allocating revenue between your software subscriptions and service financial statement captions on a fair value method. We note you apply this method by using stated list prices as the basis to determine the fair value of the various elements sold at the time of initial product sale. We further note the overall weighted average discount used to determine the total fair value of the combined units of accounting are applied against the list price of each element in the combined unit to determine their relative fair value. Please clarify why you believe that this method of determining the relative fair value of the service elements is performed on a systematic and rational basis. In this respect, please further clarify why you believe that the list price provides a rational basis for determining the underlying fair value of these services. Please clarify how you allocate the overall weighted average discount to the elements in the unit of accounting.

The Company advises the Staff that it believes that its list price represents a rational basis for determining relative fair value of its services. The Company has used the discount from list price as the basis for calculating the fair value of each of its undelivered units of accounting. We use the same methodology for allocating that discount among the individual elements within that unit of accounting, which results in a systematic and rational basis for allocating the discount.

The list price represents the basis on which all pricing negotiations with customers are based. When these services are sold separately at the time of renewal, our experience is that our customers generally negotiate based on the total list price of the services included in the renewal offering (i.e. –software PCS; software PCS and premium hardware maintenance; or Software PCS, premium hardware maintenance and storage review services), and do not separately negotiate for different discounts from the list prices for these separate elements.

We further note that the weighted average discount granted for our three renewal bundles do not vary significantly. As can be seen in the data provided in Appendix I, the differences between the highest and lowest weighted average discounts for the three bundles were 6.7% and 8.1% for non-TEA and TEA customers, respectively, in FY 05; in FY 06, these ranges were 2.2% and 4.1%, respectively. The lack of significant variance in the average discounts is further indication that the list prices represent a rational basis for allocating revenue among the elements within a single unit of accounting.

To further clarify how the overall weighted average discounts are used in allocating revenue, assume that the VSOE of fair value of Software PCS, premium hardware maintenance and storage review services as a single unit of accounting was 20% discounted from list price. The following chart illustrates how the amount of revenue allocated to each of these elements would be calculated on a sale with a 30% discount from list price:

		Per	As
	List	invoice	recorded
Total invoice:
Hardware and software	$400,000	$280,000	$270,000
Services	100,000	70,000	80,000	(1)
Total	$500,000	$350,000	$350,000
Allocation of services:
Software PCS	$45,000		$36,000	(2)
Premium hardware maintenance	35,000		28,000	(2)
Storage review services	20,000		16,000	(2)
Total	$100,000		$80,000

(1)	Since VSOE of fair value of the services (i.e., $80,000) are greater than the invoice price, the company allocates VSOE to the Services rather than the stated invoice amount.

(2)	The amount allocated to the Services element is allocated to the various services based on the estimated relative fair value of each service, which is estimated to be at a 20% discount from the list price.
7.	Please clarify why you believe that your application of the relative fair value method is a more valid method of classifying revenue between your software subscription and service financial statement captions than the residual value method. Since you have established VSOE of software PCS, clarify why you do not apply the residual method to allocate fair value between your software subscription and service financial statement captions.

The Company advises the Staff that it believes its application of the relative fair value method is a valid method of classifing revenue between software subscriptions (i.e., Software PCS) and other services. As noted in our previous response, the EY guidance “Revenue Arrangements with Multiple Deliverables – EITF Issue No. 00-21” indicated:
...Revenue may be allocated using either the relative fair value method or residual value method as described in paragraph 12 of Issue 00-21, even though the deliverables did not qualify for separation pursuant to paragraph 9.

For purposes of this allocation, we believe that a registrant can use its best estimate of the fair values of the respective product and service. That is, for the purposes of this allocation, we do not believe that an entity is limited to the use of vendor-specific objective evidence or third-party evidence of fair value as it is when allocation arrangement consideration among deliverables within the scope of Issue 00-21....
Even though we have established VSOE of software PCS, we do not believe that necessarily requires its use for the allocation between software PCS and other services within our income statement. As noted in our response to Comment 6 above, we believe that list price represents a rational basis for determining relative fair value on which to allocate revenue.

We already use the residual method to calculate the revenue to be recorded at the time of system sale; this method results in allocating 100% of any additional discounts made at the time of sale (i.e., discounts greater than the discounts made when the elements are sold separately) to the delivered elements. In contrast, if VSOE were established for all items, then under SOP 97-2 this excess discount would be allocated to both the delivered and undelivered elements. To use the residual method a second time to allocate revenue between the undelivered items could result in again allocating a substantial portion of the discount to the elements for which VSOE has not been established, rather than spreading this discount among all of the undelivered elements. The residual method in this case could result in a “doubling-up” of the discount on one undelivered element.

We further note that the weighted average discount granted for our three renewal bundles do not vary significantly. As can be seen in the data provided in Appendix I, the largest differences between the weighted average discounts for the two multiple element bundles compared with the discounts when software PCS was the only element were 4.0% and 8.1% for non-TEA and TEA customers, respectively, in FY 05; in FY 06, the largest differences were 2.2% and 3.7%, respectively.

Finally, because the weighted average discounts from list price used to allocate revenues for software PCS when it is sold separately and when it is included in a bundle with other undelivered services are relatively close, we believe the use of the residual method would not produce substantially different results from the relative fair value method we have used. For example, if we had used the residual method to allocate revenue for our bundled elements, the amount of revenues initially allocated to Software PCS in FY 05 and FY 06 would have decreased by approximately 3% and less than 0.5%, respectively, with a resulting increase in the amounts allocated to other service revenues. (Software subscriptions are the smallest individual line item disclosed for revenues, therefore the impact on other service revenues would be less significant.) Because these amounts are amortized over periods of one to three years based on the underlying service periods of the initial arrangement, we have not attempted to calculate the resulting impact on the amounts reported in our income statements for these periods; however, we do not believe the reported amount of revenue for software subscriptions or for other services would have materially changed by using the residual method.

8.	We are aware of a publicly available February 2006 article that reports you have signed a distribution agreement with Tech Access for Tech Access to distribute your products to countries including Sudan. Sudan has been identified by the State Department as a state sponsor of terrorism, and is subject to US economic sanctions and export controls. Your 10-K does not include any information about contacts with Sudan. Please describe for us the extent and nature of your past, current, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Discuss products and/or services provided to, and other contacts with private parties in Sudan.

Although we are not certain as to the public disclosure you are referring to in your question, we have reviewed the Tech Access distribution agreement and it includes as named territories numerous countries in the Middle East. We have also confirmed that one of the listed countries is Sudan. The distribution agreement also includes compliance with law sections which prohibit Tech Access from selling product to sanctioned countries and/or denied parties either identified at the time of signing of the agreement or subsequently added by the U S State Department. The agreement also is structured so that the Company controls the shipment of all product order by Tech Access. The Company has an internal process to screen all purchase orders and shipments to insure compliance with all US exports laws. We have reviewed the documentation of the company sales (including all subsidiaries and affiliates sales) and all distributor and customer purchase orders and determine that there have been no sales to Sudan or Sudanese customers since the imposition of the sanctions.

Finally, it is part of the Company’s policy and practice to report to the Department of Commerce any violations of the US export laws.

9.	Discuss for us the materiality to you of your contacts with Sudan and whether those contacts constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity funds for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. California, Connecticut, Illinois, Maine, New Jersey, and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

The Company has no sales, investments or contacts with Sudan so there is no risk to security holders.

10.	We note that your 10-K discusses sales of your products in Africa and Asia. Please advise us of any sales into, or other contacts with, Iran, North Korea and/or Syria, countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions. If you have contacts with any of these countries, please provide the same information regarding those contacts as we requested regarding contacts with Sudan in comments 8 and 9 above.

The Company has no sales, investments or contacts with Iran, North Korea and/or Syria as these are sanctioned countries and the Company’s policies and procedure prohibits any activity with these countries.

We also confirm and acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at 408-822-6000. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-822-4412. Thank you for your assistance.

Sincerely,

/s/ Steven J. Gomo

Steven J. Gomo
Chief Financial Officer
Network Appliance, Inc.

APPENDIX
CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED